Building wealth through developing and operating major copper & gold mines

TASEKO TO RELEASE 2010 YEAR END RESULTS ON
MARCH 17, 2011

March 15, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) will release its 2010 year end results after market close on Thursday, March 17, 2011 and will host a telephone conference call on Friday, March 18 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until March 24, 2011 and can be accessed by dialing (800) 642-1687 in Canada and the United States, or (706) 645-9291 internationally and using the passcode 42049615.

For further information, contact Brian Bergot, Investor Relations – 778-373-4545, toll free (877) 441-4533.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.

300 - 905 West Pender St, Vancouver BC Canada V6C 1L6
Tel 778 373-4533 Fax 778 373-4534 Toll Free 1 877-441-4533
www.tasekomines.com